July 16, 2008

Marsha L. Hunt
Vice President — Corporate Controller
Cummins, Inc.
500 Jackson Street
Columbus, Indiana 47302-3005

> **Re:** **Cummins, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-04949**

Dear Ms. Hunt:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note on page 50 and elsewhere in your Form 10-K that you sell your products in Asia, Latin America, and Africa/Middle East. It appears that these regions include Cuba, Iran, Sudan, and Syria, which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with these referred countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, including equipment and components, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or persons/entities affiliated with those governments.

2. We are also aware of various reports published in 2006 indicating that Chinese military trucks fitted with diesel engines manufactured by your joint venture, Dongfeng Cummins Engine Company, were exported to Sudan. Please describe to us the circumstances underlying the transaction, and whether you implemented any subsequent remedial measures to prevent the recurrence of such an incident. Also, describe to us any proceedings that either the Department of Treasury's Office of Foreign Assets Regulation ("OFAC") or the Department of Commerce's Bureau of Industry and Security ("BIS") may have initiated against you. If such proceedings are pending, please represent to us that you will disclose in your future filings, as appropriate, any material information related to your interaction with OFAC or BIS and provide an updated status of any material development related to OFAC or BIS.

3. Please discuss the materiality of any contacts described in response to comments 1 and 2, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

   As you may be aware, the federal government, various state and municipal governments, and numerous universities and other institutional investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance